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MICROFICHE CONTROL LABEL

02030526

REGISTRANT'S NAME African Gem Resources Limited

*CURRENT ADDRESS Diamond Centre
240 Commissioner Str,
Johannesburg, South Africa

PROCESSED
APR 15 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5257 FISCAL YEAR 2/28/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [illegible]

DATE : 2/12/02

ANNUAL REPORT 2001



"Afgem aims to be the **world's leading** coloured gemstone company, **vertically integrated** through exploration, mining, beneficiation and marketing of **high value coloured gemstones** found within **sub-Saharan Africa**"





FINANCIAL REVIEW

Contents



Highlights

- Feasibility study of Merelani Tanzanite Project concluded
- Successful listing on JSE Securities Exchange South Africa
- Development of Merelani Tanzanite Mine progressing well
- Sales targets achieved
- Profit expectations exceeded
- Earnings per share at 17.65c
- Tanzanite Foundation brand developed



A letter from the **Chairman and CEO**

A year ago, AFGEM was a small coloured gemstone wholesale business, with a handful of private investors, a fledgling cutting factory and the mining licence for a sought-after property in northern Tanzania. Today, we are a listed company on the JSE Securities Exchange with a team of almost 300 people. In the past twelve months, we have developed one of the world's most advanced coloured gemstone cutting facilities, pioneered a unique branding campaign and are just short of ready to begin the mining and marketing of the gemmological find of the century: tanzanite.

"Our sales figures are on target and our healthy profits have exceeded expectations"

The year under review has been an eventful one.

That said, it has not been free from frustration. Despite good interim results, trade in our share has been disappointing. Volumes traded have been lower than we would have liked and we do not believe that the current price is reflective of the value of our business and its prospects. Management's shareholding remains intact. Directors and staff had options at R 4, and whilst this may be reviewed for staff, it will stay as is for directors. We are comfortable that in time business performance will prevail.

Market conditions have not favoured our pursuit of a strategic equity partner to absorb the relative weakness in our share price and to add strategic value to our business. Whilst we will not allow this to become a distraction, we remain open to discussions. We are presently in preliminary talks with some potential partners.



Overall, the past year has been a good one. Our sales figures are on target and our healthy profits have exceeded expectations. These were due at least in part to strong margins, which are somewhat distorted since development costs have been [illegible] the pre-production phase of mine development.

"Continued exploration has suggested the existence of a potentially larger resource than originally defined during the feasibility study"

Commercial production (due to begin in the latter half of 2001) is likely to see lower margins, partly due to the establishment of a buying operation that will purchase high-grade material from small-scale miners at a higher cost, compared to the lower cost of our own production. Margins will still remain substantial enough to render us relatively resilient to currency fluctuations, changes in interest rates or increases in operating costs. Cash flow for the period has been positive and we continue to be debt free.

Technically, we still cannot claim anything particularly clever. Our mining and extraction procedures are simple, and we are successfully employing adaptations of 'tried and tested' diamond mining methods. We have developed a unique viewer that will allow consumers to see our brand, 'Tanzanite Foundation', laser-inscribed on their stone, and while the end product is certainly distinctive, it performs a relatively simple function.

Continued exploration suggests potential for the existence of a larger resource than originally defined during the feasibility study. Grades from both exploration and development have been consistently economic. Further geological evaluation of the ore resource beyond the confines of the feasibility study is progressing well.

We have delayed the completion of mine development, as the findings of the current exploration programme require a different mine plan to the one proposed by our mining consultants at feasibility stage. Our consultants proposed the mining of a combination of high-grade folds as well as background material. Should further potential be proved, we will mine only high-grade zones, employing a more efficient and cost-effective mining method.

All non-extraction related infrastructure and ore processing facilities are either complete or close to completion. We anticipate that the official mine opening ceremony will take place in late 2001, with the actual date depending on the schedule of HE President Mkapa of Tanzania, who will be the guest of honour and officially declare the mine open.

A further R40 million will still be spent on shaft development, extraction equipping and mine infrastructure. Project completion will be later than planned, but within budget. Significantly, we do not expect this delay to impact on our ability to meet our sales and profit objectives for the coming year.

Our health and safety record remains unblemished, with no fatalities or serious work-related injuries recorded during our tenure. We will continue to strive for safer and healthier working conditions.

The HIV/AIDS pandemic is of great concern to us, as it should be to any business operating in Africa. A comprehensive HIV/AIDS policy and strategy will be initiated this year, with the aim of minimising the impact the disease may have on our people and our productivity.



A letter from the **Chairman and CEO**

A year ago, AFGEM was a small coloured gemstone wholesale business, with a handful of private investors, a fledgling cutting factory and the mining licence for a sought-after property in northern Tanzania. Today, we are a listed company on the JSE Securities Exchange with a team of almost 300 people. In the past twelve months, we have developed one of the world's most advanced coloured gemstone cutting facilities, pioneered a unique branding campaign and are just short of ready to begin the mining and marketing of the gemmological find of the century: tanzanite.

"Our sales figures are on target and our healthy profits have exceeded expectations"

The year under review has been an eventful one.

That said, it has not been free from frustration. Despite good interim results, trade in our share has been disappointing. Volumes traded have been lower than we would have liked and we do not believe that the current price is reflective of the value of our business and its prospects. Management's shareholding remains intact. Directors and staff had options at R 4, and whilst this may be reviewed for staff, it will stay as is for directors. We are comfortable that in time business performance will prevail.



Market conditions have not favoured our pursuit of a strategic equity partner to absorb the relative weakness in our share price and to add strategic value to our business. Whilst we will not allow this to become a distraction, we remain open to discussions. We are presently in preliminary talks with some potential partners.

Overall, the past year has been a good one. Our sales figures are on target and our healthy profits have exceeded expectations. These were due at least in part to strong margins, which are somewhat distorted since development costs have been capitalised during the pre-production phase of mine development.

"Continued exploration has suggested the existence of a potentially larger resource than originally defined during the feasibility study"

Commercial production (due to begin in the latter half of 2001) is likely to see lower margins, partly due to the establishment of a buying operation that will purchase high-grade material from small-scale miners at a higher cost, compared to the lower cost of our own production. Margins will still remain substantial enough to render us relatively resilient to currency fluctuations, changes in interest rates or increases in operating costs. Cash flow for the period has been positive and we continue to be debt free.

Technically, we still cannot claim anything particularly clever. Our mining and extraction procedures are simple, and we are successfully employing adaptations of 'tried and tested' diamond mining methods. We have developed a unique viewer that will allow consumers to see our brand, 'Tanzanite Foundation', laser-inscribed on their stone, and while the end product is certainly distinctive, it performs a relatively simple function.

Continued exploration suggests potential for the existence of a larger resource than originally defined during the feasibility study. Grades from both exploration and development have been consistently economic. Further geological evaluation of the ore resource beyond the confines of the feasibility study is progressing well.

We have delayed the completion of mine development, as the findings of the current exploration programme require a different mine plan to the one proposed by our mining consultants at feasibility stage. Our consultants proposed the mining of a combination of high-grade folds as well as background material. Should further potential be proved, we will mine only high-grade zones, employing a more efficient and cost-effective mining method.

All non-extraction related infrastructure and ore processing facilities are either complete or close to completion. We anticipate that the official mine opening ceremony will take place in late 2001, with the actual date depending on the schedule of HE President Mkapa of Tanzania, who will be the guest of honour and officially declare the mine open.

A further R40 million will still be spent on shaft development, extraction equipping and mine infrastructure. Project completion will be later than planned, but within budget. Significantly, we do not expect this delay to impact on our ability to meet our sales and profit objectives for the coming year.

Our health and safety record remains unblemished, with no fatalities or serious work-related injuries recorded during our tenure. We will continue to strive for safer and healthier working conditions.

The HIV/AIDS pandemic is of great concern to us, as it should be to any business operating in Africa. A comprehensive HIV/AIDS policy and strategy will be initiated this year, with the aim of minimising the impact the disease may have on our people and our productivity.

As part of our project's feasibility study, an Environmental Impact Assessment was conducted and an Environmental Management Plan has been implemented.

Community development is an important facet of the project. We are nearing completion of the 14km Merelani service road linking Kilimanjaro International Airport to the Nasinyai Village and have electrified and refurbished the local clinic. We have also initiated a primary school project, which will be actioned this year through a trust that will involve community leaders.

Community relations have been challenging, but are improving with better communication strategies and relationship-building with key opinion leaders. We have recognised that we have much work to do in this regard.

Industrial relations have been excellent, with regular open forums for staff and management and a dedicated human resources team. Our team in Tanzania is already 95% Tanzanian, with Tanzanians now occupying some senior positions.

Relations with the Tanzanian government, both regionally and nationally, have, overall, been constructive and supportive. Investment legislation is progressive, but at times hampered by the unenlightened. We have been particularly fortunate to have the involvement of Ami Mpungwe, Chairman of AFGEM's Tanzanian operations, who has been a source of unhindered commitment and support.

"Our team in Tanzania is already 95% Tanzanian, with Tanzanians now occupying some senior positions"

"Plans and budgets have been put in place to develop a cutting and polishing facility in Tanzania over the course of the next year"





"We have also initiated a primary school project, which will be actioned this year through a trust that will involve community leaders"

Over the past year, we have invested significant time and money into our cutting and polishing facilities and look forward to reaping the benefits. In addition to installing 30 cutting stations at our Johannesburg facility, our contract facility in Bangkok now has twelve active stations. Plans and budgets have been put in place to develop a cutting and polishing facility in Tanzania over the course of the next year.

We are really excited about the emergence of the 'Tanzanite Foundation' brand. We all underestimated the strategic complexity of creating a global brand in the luxury goods industry, so while we are enthralled with the results to date, the launch of the brand will be delayed to coincide with the opening of the mine. Ultimately, the timing will mesh better with our production capabilities. We are looking forward to the South African launch of the brand at Jewellex 2001.

"We have positioned ourselves as 'a marketing company that mines'"

We have positioned ourselves as 'a marketing company that mines'. As we develop our business downstream with the superb input of our creative partners, this positioning becomes more meaningful. Our mining operations are a core aspect of our business, but our nucleus lies in the marketing of luxury goods. It is the business we have learnt for the past decade and the business in which we intend to develop significant competitive advantage. In fact, it is our intention that the 'Tanzanite

Foundation' becomes an internationally recognised icon that will accumulate brand equity and create value for all stakeholders.

At present, tanzanite is approximately 70% reliant on the US market and in the interests of being prudent (or perhaps just rational), we are not anticipating a short-term recovery in the US economy. That, compounded by Japan's precarious position and the likely spillover into Europe is a concern for us, as it would be for any business operating in global consumer markets. We will continue to drive our conservative approach to risk and costs, and we will look to significantly grow our business within this framework. Part of our strategic intent with the Merelani Tanzanite Project will be to penetrate new consumer markets, making tanzanite less reliant on the US, with supply continuity and resultant price stability being a prime concern.

"We are passionate about tanzanite, but we would like to edge away from our current 'single product project' risk profile"

The industry estimates a wholesale market for tanzanite that is worth no less than US$ 150 million per annum, whilst some suggest that it might be worth as much as US$ 300 million per annum. At the lower level, this would give AFGEM a market share of 3% for the year under review. On the same basis, we intend to increase our market share to above 10% in the coming year. We are expecting this to be a challenge.

We are passionate about tanzanite, but we would like to edge away from our current 'single product/project' risk profile. We certainly have no intentions of diluting any of the resources dedicated to our Tanzanite Project, but we would like to source, evaluate and develop other projects in Tanzania and elsewhere in sub-Saharan Africa. We would also like to finance our next project from cash flow, without borrowing or going back to the market.

We have set ourselves some very serious objectives. Our goal is to become the world's most successful coloured gemstone company: a US$ 100 million a year business that benefits all of our stakeholders. This demands talent, energy and dedication. We regard human capital as our most valuable asset and the creation of a committed team of excellent, energetic individuals has presented a sizeable challenge. While our team still has room to grow and we don't yet have all the right people in all the right places, those that we do have are exceptional.
This healthy beginning is due to them.

Mike Nunn
Chairman and CEO



The **Merelani Tanzanite** Project

Operational Review

Introduction

Allegedly discovered by a Masai tribesman in 1967, tanzanite is a relative newcomer to global gemstone markets and its popularity belies the money spent on marketing it to date. The rarity of the gem, its single source and its exquisite colour have been sufficient for it to rank as one of the most popular coloured gemstones in the United States, offering aggressive competition for sapphire, emerald and ruby.

The Merelani Tanzanite Project is AFGEM's first vertically-integrated initiative. From the continued exploration of the ore resource to the consumer advertising in glossy magazines, AFGEM will take tanzanite up the value curve, from mine to market.







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of those whose names follow.

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than 09h00 on

AFGEM
AFRICAN GEM RESOURCES

African Gem Resources Limited

Incorporated in the Republic of South Africa
Registration No. 1998/007292/06

Form of proxy

I /We ______________________________ of ______________________________

being a member of African Gem Resources Limited, hereby appoint

1. ______________________________ or failing him/her

2. ______________________________ or failing him/her

3. the Chairman of the Annual General Meeting

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the company to be held at the Industrial Development Corporation, 19 Fredman Drive, Sandton, 09h00 on Monday, 25 June 2001, and at any adjournment thereof as follows:-

	FOR	AGAINST	ABSTAIN
RESOLUTION NUMBER 1 TO approve the audited Annual Financial Statements for the year ended 28 February 2001.			
RESOLUTION NUMBER 2 TO re-elect the following directors:- Michael John Nunn Mervyn Shein Dean Roy Cunningham Sicho Mkhize Andre Bekker Christopher Hardy Bouille			
RESOLUTION NUMBER 3 TO re-appoint KPMG as the auditors for the forthcoming year			
RESOLUTION NUMBER 4 TO confirm the auditors' remuneration for the year ended 28 February 2001			
RESOLUTION NUMBER 5 TO confirm the directors' remuneration for the year ended 28 February 2001			
RESOLUTION NUMBER 6 TO place the authorised an unissued shares under the control of the directors until the next Annual General Meeting			
SPECIAL RESOLUTION NUMBER 1 TO grant a general authority to African Gem Resources Limited to acquire shares in itself or in its holding company			

(Indicate instruction to proxy by way of a cross in space provided above)

Unless otherwise instructed my/our proxy may vote as he/she thinks fit

Signed at ______________________ on ______________________ 2001

____
Signature

AFGEM
AFRICAN GEM RESOURCES

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History of tanzanite mining

Tanzanite is only found in the Merelani region of northern Tanzania. Between 1967 and 1971, tanzanite was mined informally by artisanal miners that had staked claims on the sought-after property. In 1971, the mines were nationalised and administered by the State Mining Corporation, and later by Tanzanian Gemstone Industries. In the early 1980's, Tanzanian Gemstone Industries lost effective control over the area and it was mined illegally until 1989, when it was demarcated into four blocks: A, B, C and D.

"Commercial production is due to commence in the latter half of 2001"

Block 'C', the largest of the blocks, was awarded to a graphite mining company that was liquidated in mid-1998. The Industrial Development Corporation of South Africa (IDC), now a major shareholder in AFGEM, was requested to investigate the financing of gemstone mining in Tanzania by the South African Department of Trade and Industry. In the second half of 1998, AFGEM conducted a preliminary investigation into the viability of the project and given the outcome of this study, bid for the mining licence.

AFGEM's tender was the highest received and the mining licence was transferred in July 1999. During the course of 1999, AFGEM commissioned a comprehensive independent feasibility study that was completed in June 2000. Since the completion of the study, AFGEM has developed the mine's infrastructure, redesigned and refurbished the existing processing plant, developed a final processing and sorting facility and redeveloped and fully equipped an existing decline shaft. Commercial production is due to commence in the latter half of 2001.





Exploration

Philosophy & approach

AFGEM embraces focused evaluation as a core competency. By 'focused', AFGEM intends to source and evaluate new opportunities according to clearly defined parameters.

Risk aversion is the cornerstone of the group's attitude toward this aspect of the business. With sub-Saharan Africa considered one of the richest coloured gemstone-producing regions in the world, AFGEM is able to avoid the risks inherent in "greenfields" or even "brownfields" exploration. AFGEM will employ the expertise of professionals to comprehensively study and evaluate the feasibility of existing projects that lack the capital, technology or human resources necessary to allow them to maximise their opportunity.

Project geology

The geology of the Merelani tanzanite deposit is unusual and unique. Further geological evaluation has suggested significant potential beyond the scope of the 'Indicated' ore resource, as evaluated by Steffen, Robertson and Kirsten (South Africa) (Proprietary) Limited during the feasibility study.

Indicated Ore Resource

Category	Volume (m^3)	Tonnes	Grade (carats/tonne)	Contained tanzanite (000 carats)
Background in target zone	840 350	2 226 920	20	44 538
Payshoot in target zone	4 360	11 550	508	5 867
Total in target zone	844 710	2 238 470	22	50 405

The continuation of the ore body with depth (below 153m) and the expected additional payshoots fall within the 'Inferred' resource classification and were not taken into consideration in the initial valuation or in the development of the initial mining plan.

Geological exploration continues with three key objectives:

- **To prove further high-grade pay shoots**
- **To establish production potential of a second horizon (known as the 'Upper Horizon')**
- **To determine the depth extent of the ore body**

Objectives & status

Phase 1

Objective: To better understand the local geology
Status: Complete

Phase One of the group's exploration programme involved understanding the local geology of tanzanite mineralisation in AFGEM's Block 'C' of the Merelani tanzanite mining area. An extensive bulk sampling programme, which formed the nucleus of the feasibility study, involved the mining of 600 tonnes of ore. The bulk sampling provided vital information on the geology of the deposit and the grade of the material and provided guidelines for the resultant mining plan.



Phase 2

Objective: To evaluate the potential of the Upper Horizon

Status: Initial evaluation complete; comprehensive work underway

AFGEM's Block 'C' is subdivided into two units: the Upper and the Lower Horizon. Tanzanite mineralisation in the Lower Horizon is well understood. Phase Two focuses on evaluating the potential of the Upper Horizon. Early indications are that the geology in this horizon is similar to that of the Lower Horizon. Material from the Upper Horizon that has been processed through the Heavy Medium Separation ("HMS") plant yielded economic grades of high quality tanzanite. An exploration shaft is being developed and bulk sampling is due to commence soon.

Phase 3

Objective: To evaluate the ore resource at depth

Status: To be initiated in 2001

Phase Three will involve the investigation of the nature and mineralisation potential of the target zone in the Lower Horizon down to a depth of 300m. Samples from core drilling will be chemically analysed and compared to the target zone currently mined.

AFGEM is exploring the enhancement of the quality of lower grade tanzanite. Successful application of this technology will increase the yield of gem grade per tonne.





Mining

Overview of mine development

AFGEM is presently undertaking a mine development program at the Merelani Tanzanite Mine. Adaptations of proven diamond mining technology and best practices from that industry are being implemented, with the aim of establishing a safe, productive and environmentally-friendly operation.

Revised mining method

During the bulk sampling program, tanzanite-bearing ore was raised to surface using a monorope. The monorope system was an ideal method for ore extraction from the single face being mined. This method will now be combined with the introduction of an incline shaft system that will intersect the richer pay shoots (high-grade zones) at various levels below surface. The ore from these pay shoots will be transported along their natural plunge to an ore pass using the monorope system. The incline shafts will be equipped with electrical winders and the ore will be raised to a surface storage bin in rail-bound self-discharging skips.



Ore will be batched into the skip from the different ore passes, ensuring that valuable data is obtained for each individual development face. The present program requires that three shafts will be completed before March 2002, each with several development faces along the richer pay shoots. The ore will be transported from the surface ore bins to the processing plant using articulated haulers.

Development production during the year under review

Figures for the period 1 March 2000 to 28 February 2001 are as follows:
Table includes A, B, Ab and low qualities

	Volume (m^3)	Tonnes	Grade (carats/tonne)	Rough carats
No. 1 Shaft decline	580,47	1537,69	446,90	687,205
- Winze	137,43	364,06	18,03	6,566
- Raise	105,44	279,33	50,96	14,237
Other exploration sampling	25,78	68,30	53,92	3,683
General underground cleaning	103,90	275,25	61,76	17,001
Reprocessing of bulk sample waste	232,91	617,00	85,70	52,876
No. 2 Shaft development	12,11	32,08	37,38	1196,00
SUB TOTAL (average)	1198,04	3173,71	246,64	782,764

Mine security

The safety of our people and property is of the utmost importance. Accordingly, we have made available substantial resources for the training and equipping of a security team and the securing of the licence area.



Furthermore, the Minister of Energy and Minerals has declared the tanzanite mining claims a restricted area. This will improve security, as only permitted individuals working on the operations will be allowed access to the mining claims. The issuing of the permits will be conducted under the auspices of the Ministry of Energy and Minerals.

Mine prospects

Diamond drilling will commence soon, providing an updated ore resource figure. While preparing for Shaft No. 2, a further mineralised horizon was discovered. A 15-meter crosscut drive will be driven in the footwall to intersect this mineralised horizon that runs parallel to the existing mineralised zone. This horizon will then also undergo bulk sampling.





Processing

Over the past year, AFGEM has completely refurbished and recommissioned its crushing, screening and processing plant and refined the process so as to optimise tanzanite recovery. Modifications made along guidelines proposed by Bateman Minerals & Process Engineers, primarily during the bulk sampling exercise, have proved successful.

The tanzanite recovery process consists of primary and secondary crushing, screening and HMS processing. The HMS concentrate is sorted into size fractions using mechanical screens, after which tanzanite is sorted from the concentrate.

The plant and gem house have sufficient capacity to accommodate the proposed increase in production. Target throughput has been set to peak at 1000 tonnes per week – an objective expected to be achieved during the latter half of 2002.



"The plant and gem house have sufficient capacity to accommodate the proposed increase in production"

Trading

The buying and selling of rough tanzanite is an important supplement to the conventional sales process. It offers a platform to sell lower quality rough that is not economically viable to cut and polish, and creates a channel through which AFGEM can buy higher quality rough to supplement mined production.

The year under review



Rough sales represented 28% of total tanzanite sales by value and approximately 85% by volume for the year. During the year under review, AFGEM established a relationship with a reputable Tanzanian dealer. Through this association, a portion of low quality rough tanzanite that was not gainful to cut and polish was sold to existing markets.

The year ahead

With a commitment to the establishment of a cutting and polishing facility in Tanzania in the next year, additional rough of select qualities is likely to be required to supplement mined production. AFGEM plans to establish a buying office through which high-grade rough tanzanite may be purchased. Through its existing association with the aforementioned dealer and exporter, AFGEM will create an avenue for small-scale miners to sell their rough production at fair market prices.

The buying operation will benefit all parties: AFGEM will be able to supplement its mine production with high-grade rough with which to meet the requirements of the cutting and polishing facilities, and small-scale miners can be assured of a reliable and consistent means of selling their production.





Beneficiation

The total process of adding value

AFGEM defines beneficiation as 'the total process of adding value'. It is an aspect of the business where innovation is embraced and competitive advantage is being developed. At present, the Johannesburg Lapidary performs most of the beneficiation, with a small proportion of rough being beneficiated in Bangkok. In the coming year, AFGEM will establish a cutting and polishing facility in Tanzania. Initial capital expenditure of R 1 million has been budgeted for this project.

The Johannesburg Lapidary has embarked on the following initiatives in the past year:



i) Refinement of a 16-stage process through which rough material is transformed into final, polished, branded and packaged products;
ii) Establishment of an effective high security environment;
iii) Development of a computerised digital certification process;
iv) Initiation of a laser-inscription process for the inscribing of the Tanzanite Foundation brand logo and unique number; and
v) Development of a standardised grading system for tanzanite.

In order to improve recoveries and enhance operating efficiencies, a computerised pre-forming machine has been acquired. This machine calculates the best shape for each stone, maximising recovery from the rough material, enhancing margins and improving efficiency.

The acquisition of this pre-forming technology, the expansion of the cutting and polishing facilities and associated recruitment and training, and the establishment of a beneficiation facility in Tanzania will serve to enhance both the quantity and the quality of AFGEM's value-adding capabilities.



Marketing

Coloured gemstone industry review

Size and scope

The size and scope of the world market for coloured stones is difficult to calculate with any meaningful accuracy. Little formal data is available and the industry itself is largely fragmented, with most companies operating as family businesses.

Statistics available for the trade of loose coloured gemstones exclude those already set in jewellery. Complicated classification systems for exports and imports and the fact that a large portion of coloured gemstones do not exit countries via the appropriate channels make the statistics difficult to interpret.

Despite this, the coloured gemstone industry is well understood by the trade, albeit informally. Data is gathered largely qualitatively, with facts and figures serving as cornerstones for assumptions. Based on such data, industry experts estimate that the world market for coloured stones at wholesale is in the region of US$ 8 billion per annum.

Trading centres



The existence of well-established trading centres around the world has created a substantial market for coloured stones and the necessary channels required to distribute them to consumers.

Thailand remains the world's largest exporter of coloured stones. India's trading has increased by more than 60% since 1997, elevating it to second place in dollar-value exports. The increase in India's exports is largely due to the diversification of the country's cutting industry. In late 1997 India began cutting a wider range of gemstones, adding tanzanite, amongst others, in its beneficiation range. Hong Kong ranks third on this basis.

Switzerland, Germany and Israel are also regarded as significant exporters of coloured stones. Switzerland has an active trading community and is also the site of important gem and jewellery trade fairs. Germany and Israel's strength can be attributed to their well-established cutting and polishing industries.



Major markets

Until the late 1980's, the United States was the world's largest consumer of coloured gemstones. By 1990, the Japanese coloured gemstone market had expanded to such an extent that its import figures exceeded those of the United States. Subsequent economic pressures in Asia and the Japanese government's imposition of consumption taxes resulted in a decline in Japan's imports of coloured stones.

However, import statistics indicate that the United States and Japan both showed strong growth in the gemstone trade other than the traditional 'Big Three' (sapphire, ruby and emerald), especially in the late 1990's. Both consumer markets have seemingly recognised the value in purchasing larger sizes and better qualities of less expensive stones.

Recent trends

"Colour is the resolute trend that is firmly entrenched in major markets all over the world and it doesn't look like it's fading away any time soon."
Teresa Corallo-Katz, Gemkey News Centre, November 2000

During the past year, jewellery designers have embraced the 'colour trend', incorporating more coloured stones and less diamonds into their settings. In an attempt to keep prices reasonable, once overlooked coloured stones are now being incorporated into designs, allowing a broader spectrum of consumers to indulge in coloured gemstone jewellery.

Blue is the most popular colour, with sapphire remaining the top seller and aquamarine and blue topaz increasing their market share. Tanzanite remains popular in the United States, with significant latent potential in other markets.

What attracts customers?

According to a survey conducted in 2000 by a prominent industry publication, 'Colored Stone Magazine', buyers of coloured stones are most intrigued by colour, with a stone's uniqueness ranking second in terms of selling features. Given the popularity of the colour blue and the uniqueness of the stone, this bodes well for tanzanite.

Attribute	Percentage
Colour	66%
Uniqueness of gem	12%
Quality of gem	8%
Price	6%
Significance to buyer	4%
Other	4%

Source: Colored Stone, January/February 2001

"Tanzanite is the colour **sapphire wishes** it could be"

Tanzanite

"Tanzanite is still one of the hottest stones in demand. There is no stone in my inventory that flows out the door like tanzanite."

Dane Schorr, December 2000 (Californian dealer)

What is tanzanite?

Tanzanite is a gemstone variety of the mineral zoisite. While zoisite itself is fairly common, its occurrence in the presence of vanadium (and hence the formation of tanzanite) is exceptionally rare. In fact, tanzanite is estimated to be at least a thousand times rarer than diamond. Described as a geological phenomenon, the stone is unique to the foothills of Mount Kilimanjaro, northern Tanzania.

How popular is tanzanite?

Cited the most exciting gemmological find of the 20th century, tanzanite has enjoyed immense popularity, particularly in the United States. Shortly after its discovery, the famous New York jewellers, Tiffany & Co, christened the stone 'tanzanite' and initiated a year long marketing campaign. To date, no further strategic marketing of tanzanite has been conducted, yet the stone is the only major rival to traditional precious stones.





"...tanzanite is estimated to be at least a thousand times rarer than diamond"

Since tanzanite has historically been mined by small-scale miners, supply has been inconsistent. Resultant price fluctuations have affected sales, and its popularity has shifted between being the fifth most popular coloured stone in the United States, to being second only to sapphire.

Tanzanite's status is partly due to the stone's source (entirely unique and arguably one the world's most romantic gemstone origins) and partly due to its exquisite colour. Tanzanite is trichroic in the rough, which means that it radiates different colours from each of its three crystallographic axes. Thermal enhancement transforms the gem into a velvety violet-blue, and when cut and polished, tanzanite is kaleidoscopic.

How big is the world market for tanzanite?

At the very least, polished tanzanite has a wholesale market of US$ 150 million per annum, but it is likely that the market is as large as US$ 300 million per annum. Tanzanite is usually set in gold or platinum, often with diamonds. Retail tanzanite jewellery sales statistics are therefore meaningless in the absence of the values of the components of the finished jewellery.

Where are tanzanite's major markets?

Approximately 70% of tanzanite's market is in the United States, where it was first introduced. The Far East and certain countries in Europe represent a significant portion of the balance. Canada, greater Europe, the Middle East and South America offer new market growth potential.



The Tanzanite Foundation



Why brand tanzanite?

In today's cluttered marketplace populated by a more discerning consumer, AFGEM's marketing challenge is not simply to plan the most efficient way to distribute an appealing product, but is rather dependent on its ability to create a compelling brand experience. An understanding of the profile of target consumers and the dynamics of the industry and an acute awareness of the power of brands has driven AFGEM to develop the 'Tanzanite Foundation'.

What is the 'Tanzanite Foundation'?

The 'Tanzanite Foundation' is the brand that will be presented as the guardian and champion of the tanzanite industry, assuring wearers of the tranquility of its source, the quality of its cut and the value of their purchase.

"...the 'Tanzanite Foundation' brand logo and a unique five digit number"

TANZANITE
FOUNDATION

AFGEM's unique branding campaign will apply only to the top quality range of its production, representing approximately 10% of volume. The campaign will involve the laser-inscription of premium quality tanzanite with the 'Tanzanite Foundation' brand logo and a unique five digit number. In future, a state of the art gemstone viewer will allow tanzanite buyers to view the distinct laser-mark, providing them with the assurance that the stone has been accurately graded, that it was mined in compliance with the highest ethical standards and that a portion of the purchase price will be channelled into social investment initiatives within Tanzania.

"a state of the art gemstone viewer will allow tanzanite buyers to view the distinct laser-mark"





How will the Internet complement the Tanzanite Foundation's marketing efforts?

By entering the unique number into the Tanzanite Foundation website, owners will have access to their stone's history and details, as well as a wealth of related information, industry news, trends and items of interest online. The website will also become a tool for AFGEM's distribution partners to view stock on hand, improving efficiency and enhancing supply continuity.

Who buys tanzanite?

Typically, the buyer is female (females make the purchase decision about 80% of the time), between the ages of 30 and 55, and in the middle income bracket.

This profile is based largely on assumptions and comparisons. AFGEM has commissioned a company in the United States specialising in the jewellery industry to conduct comprehensive market research. The research will focus primarily on the tanzanite industry in the United States. It will involve analyses of trends, identification and profiling of wholesalers, retailers and consumers and a detailed study of buyer-behaviour.

"AFGEM has commissioned a company in the United States ... to conduct comprehensive market research"



VOLUME 1
karibu tanzanite
NEWS FROM THE AFRICAN PLAINS
BIG MINING COMES TO TANZANIA
The story of Tanzanite
IS IT FOR REAL?

How will the Tanzanite Foundation be positioned?

The results of the research will provide a starting point for the positioning of the Tanzanite Foundation brand. Should the positioning and development of the brand be effective, then a Tanzanite Foundation stone will appeal to a woman that is both aesthetically and socially aware. She will be enticed by tanzanite's alluring narrative, exquisite colour and exceptional rarity, and she will embrace the opportunity to adorn herself for the benefit of the Tanzanian community. The branded tanzanite consumer will aspire for timeless sophistication, which still reflects something contemporary and unique.

"she will be enticed by **tanzanite's** alluring narrative, **exquisite colour** and exceptional rarity"



Sales

Through the sale of mined rough production into the traditional cutting centres, and the marketing of branded polished tanzanite, AFGEM hopes to positively contribute to the stability of prices as a result of the development of more consistent and reliable supply channels.

Meeting the demand requirements created by branding and brand marketing efforts is a critical factor for market development and growth. The alignment of the timing of marketing strategies, the expansion and technological enhancement of cutting and polishing facilities and the development of the Merelani tanzanite mine has been advantageous.

During the year under review, AFGEM's sales team has established relationships with major dealers in the United States, the Far East and Europe. Formal distribution partner relationships will be finalised during the course of the next year.



"AFGEM intends to grow the total market for tanzanite"

Sales channeled through these international dealers represent approximately 73% of AFGEM's total sales of polished tanzanite by value, of which 60% was sold in the United States, 38% in the Far East and 2% into other markets. The balance is absorbed by the local market. As further distribution partner relationships are developed with broader geographical reach and as the Tanzanite Foundation brand is launched internationally, it is envisaged that local sales will represent a significantly smaller percentage of total sales, with the majority of production sold into international markets.

AFGEM intends to grow the total market for tanzanite, test-marketing branding and merchandising strategies first in South Africa. While local sales as a percentage of the total will decrease, their actual value is likely to be higher in the coming period as a result of the test-marketing drive.



People and Environment

AFGEM is commited to being an effective corporate partner to all stakeholders by:

- Investing in people
- Fostering a co-operative spirit
- Cultivating a diverse team
- Minimising the impact of HIV/AIDS
- Undertaking meaningful and sustainable social investment initiatives
- Protecting the environment
- Enriching the community

"meaningful and sustainable social investment initiatives"

Values & principles

Excellent people drive excellent results

The AFGEM team is the vehicle responsible for bringing the vision of the group to fruition. In order to encourage optimal performance, AFGEM upholds the concept of a "meritocracy" in all of its human resource management policies and principles. Fostering a co-operative spirit and creating a strong sense of accountability and passion amongst all members of the team means offering ownership in the business, rewarding initiative and focusing on performance. As such, bonuses, share options and growth within the company are entirely dependent on the achievement of excellence.

Human resource development

Nurturing human capital



AFGEM is committed to identifying potential and filling aptitude gaps. The continuous development of exceptional individuals and the productive employment of their capabilities within the company are considered critical success factors of the business.

Performance Development Initiatives aim to encourage employees to assume responsibility for their career paths and to continually set objectives and measure their progress. AFGEM's Management Development Initiatives have been designed to foster leadership skills at all levels of the organisation.



Employment equity

Development of competitive diversity

Rather than mandatory compliance with legislation, AFGEM regards employment equity as an opportunity to create a more competitive workforce. AFGEM is committed to the achievement of a diverse team that is equitably representative of the population in operational areas.

"nurturing an ethos within the business that respects diversity"

While the creation of such a team is a key objective of the Employment Equity plan, AFGEM's greater focus is on nurturing an ethos within the business that respects diversity and is intolerant of discrimination.

HIV/AIDS

Minimise, manage, measure

HIV/AIDS is undoubtedly one of the most critical issues facing African business today. The management and minimisation of the projected impact of the AIDS pandemic is a key strategic focus of AFGEM. An HIV/AIDS Task Team has been established to drive the programme, which will involve a comprehensive risk assessment, a knowledge, attitudes and practice survey, facilitation of support for infected employees and a staunch drive against future infection. The HIV/AIDS programme will be managed and measured like all aspects of the business, with the aim of achieving high return on investment.



Corporate citizenship

Sustainable community development

Business can play a significant role in the upliftment of communities and the improvement of living standards of those residing in disadvantaged areas. With a progressive mining act, attractive fiscal policies and a history of social stability, Tanzania has become Africa's premier investment destination. Despite making strong strides in macro-economic progress, Tanzania is still a poor country, with much of the population living 'below the bread line'.

AFGEM has embraced the opportunity to make a meaningful and sustainable contribution to the community in the Merelani mining area. Focused community development projects have been initiated, with plans for others in the pipeline.

Environment

"An overall positive impact"

AFGEM relies on the natural wealth of Africa for the source of its product, and is dedicated to protecting the environment of the areas in which it operates.

As part of the feasibility study of the Merelani Tanzanite Project, AFGEM commissioned an environmental consultancy to update an existing Environmental Impact Assessment ("EIA") and to develop a comprehensive Environmental Management Plan. The main finding of the EIA was that AFGEM's presence will have an overall positive impact on the environment, providing significant socio-economic benefits to the region. Environmental management infrastructure is being financed out of project capital, while ongoing rehabilitation will be funded out of working costs. Water quality, respirable dust and noise will be constantly monitored over the life of mine.

"Water quality, respirable dust and noise will be constantly monitored over the life of mine"

Health & safety

Strict standards

At AFGEM's operations in Tanzania, the Health and Safety policy is modelled on the guidelines and methods of the National Occupation and Safety Association (NOSA) of South Africa, structured to comply with the Safe Working and Occupational Health Regulations of the Tanzanian Mining Act.

A dedicated member of staff is responsible for the safety training, managing and monitoring. A qualified medic manages the mine's clinic and assumes responsibility for the well-being of the workforce. It is AFGEM's objective to train all employees in First Aid and safety standards, procedures and codes of practice.





Prospects

AFGEM's strategic goals: a full-colour vision

An industry fraught with untapped potential.
A geographical region rich with natural resources.

A company with the expertise and fortitude to unearth Africa's gemstone wealth.

AFGEM's vision is to become the world's foremost vertically integrated coloured gemstone business, with its primary strengths being exploration, mining, beneficiation, branding and wholesale marketing of high value coloured gemstones found within politically stable and investor-friendly regions of sub-Saharan Africa.

AFGEM operates within an US$ 8 billion per annum industry that is fragmented and largely informal. Unlike the diamond industry, the coloured gemstone business is characterised by small mining companies and informal artisanal miners. Most of these operators have a short-term vision and are generally under-capitalised. Consequently, there has been little systematic exploration for new deposits and extensions to existing deposits. Where exploration has been conducted and mining operations initiated, no formal business entity has embraced vertical integration, tapping into the margins from mine to market.

> "AFGEM's vision is to become the world's foremost **vertically integrated coloured gemstone** business"

There are numerous occurrences of coloured gemstone deposits in Central, Southern and East Africa (including Madagascar), such as tsavorite, alexandrite, ruby, emerald, sapphire, tourmaline and aquamarine. Most of these deposits are either exploited on an informal scale or have ceased production due to extraction difficulties, lack of capital and mining expertise. While AFGEM does not intend to conduct 'grass roots' exploration, the medium term future will see AFGEM undertake evaluation of other existing and potential projects in sub-Saharan Africa.

The Merelani Tanzanite Project has created a base off which AFGEM will leverage other gemstone opportunities. Mining and beneficiation methods, marketing and branding knowledge and sales channels established for taking tanzanite from mine to market will be adapted and expanded to accommodate other coloured gemstones.



Financial highlights

	2001 R	2000 R
Revenue	41 139 920	8 525 852
Gross profit	34 204 442	4 176 025
Operating income/(loss)	23 177 245	(8 827)
Income attributable to shareholders	20 965 437	1 033 706
Earnings per share (cents)	17,65	1,47
Net asset value per share (cents)	112,62	32,72
Total assets	154 333 489	43 939 160
Number of shares		
- Issued	129 321 682	105 417 682
- Weighted average	118 777 726	70 473 827

Performance review

Profitability and asset management		
Gross margin (%)	83,14	48,98
Profit margin (%)	50,96	·12,12
Net asset turn (times)	0,50	0,32
Return on net assets (%)	36,84	6,20
Return on total assets (%)	30,34	3,69
Return on ordinary shareholders' funds (%)	26,74	4,48
Effective rate of taxation (%)	30	26
Liquidity and leverage		
Total liabilities to total shareholders' funds (%)	19,36	76,55
Current ratio (times)	9,10	2,45
Employee value added (all employees)		
Revenue per employee	182 035	71 049
Operating expenses per employee	34 651	24 425
Profit per employee	92 767	8 614



"Group earnings per share of 17,65 cents represents a significant increase over the 1,47 cents reported last year"

Financial director's review

for the year ended 28 February 2001

African Gem Resources Limited and its subsidiary companies ("the group"), despite forecasting a loss for the year, has achieved healthy profits fuelled by the achievement of its sales targets, and partly by the capitalisation of pre-production expenditure. Revenue from operations grew from R 8 525 852 last year to R 41 139 920 in the year under review, mainly from sales derived from the bulk sampling programme, which had produced 57,99kg of gem quality tanzanite in the previous year. Attributable profits increased from R 1 033 706 in the previous financial year to R 20 965 437.

Profit attributable to ordinary shareholders includes a net unrealised foreign exchange gain of R 5 922 873 and a net unrealised foreign exchange loss of R 6 582 874 arising from the translation of the group's foreign subsidiaries from US dollars into the reporting currency. The translation loss will be more fully addressed later in this review.

Business activities

AFGEM is a focused coloured gemstone business with its vertically integrated core activities being exploration, mining, beneficiation and marketing of high value gemstones.

The group comprises:

- a 75% interest in a Tanzanian mining company, Merelani Mining Limited, which owns the Merelani tanzanite mine in northern Tanzania. The mine is currently in a development phase.
- a 100% interest in a South African company, African Gem Marketing (Proprietary) Limited, which is recognised as Southern Africa's leading coloured gemstone wholesale marketing company; and
- a 100% interest in a British Virgin Islands company, Afgem International Limited, which is the group's international marketing company.

General review of operations

The group's balance sheet was strengthened by a cash introduction of R 80 745 554 through the issue of 23 904 000 ordinary shares at 400 cents per share prior to the listing of all its issued shares on the JSE Securities Exchange South Africa in August last year. In addition, certain advisors' fees amounting to R 2 610 000 were settled through the issue of 652 500 ordinary shares at 400 cents per share. A further 2 250 000 ordinary shares were issued at 400 cents per share to the African Development Bank and Eastern and Southern African Trade and Development Bank in settlement of an outstanding liability pursuant to a loan agreement relating to the purchase of the tanzanite mining licence. Expenses relating to the share issue amounting to R 5 870 446 have been written off against share premium.

The above-mentioned cash inflow, together with strong cash flows from the group's operating activities enabled the group to increase its shareholders' equity from R 23 058 828 last year to R 133 769 819 at year end. The group is relatively debt free with long term liabilities decreasing from R 12 175 000 to R 3 241 751.

The significant increase in the group's gross margin, from 49% last year to 83% in the year under review, was primarily due to the low mining costs allocated to the cost of the bulk sample mined as compared to the previous year, where most of the material was purchased from outside of the group at a higher cost. These margins will reduce in the future as the group intends setting up a Tanzanite buying operation which will purchase rough and polished tanzanite from dealers at market prices to supplement its mining operations.

Merelani Mining Limited

During the year, the group completed its feasibility study and continued to develop the Merelani tanzanite mine. Whilst the mine continues to be in a pre-production phase, all costs relating to the mine development are capitalised until commercial production commences. Mine revenue increased from R 1 104 619 last year to R 2 124 432 in the year under review. During the year under review R 3 743 732 was spent on mining equipment, vehicles, earthmoving equipment and staff accommodation whilst mine development expenditure of R 12 042 346 was capitalised to pre-production expenditure. Certain administration costs incurred in the holding company amounting to R 2 603 564 (refer Note 11 to the annual financial statements) have also been capitalised to pre-production expenditure. In terms of the group's accounting policy these costs will be amortised over the life of the mine on a unit of production method once the mine commences commercial production.

African Gem Marketing (Proprietary) Limited
This company comprised three divisions:

- **Africa Division** - Revenues derived from our African (principally South African) operations increased from R 6 973 167 last year to R 10 218 141 in the current year.

- **Overseas Division** - Revenues from our international marketing business increased from R 2 934 647 to R 28 797 347. Substantial growth in revenues from our international business was largely due to the group broadening its target market focus and developing an international customer base.

- **Lapidary Division** - During the year under review the group expanded the capacity of its local cutting and polishing factory by purchasing cutting equipment, computers and making the necessary improvements to leased premises amounting to R 1 222 931.

Taxation

The effective tax rate increased from 26% to 30% this year. The increase is due to the group's international operations being accounted for in its local marketing company. In the previous year, the group accounted for its international operations in its international marketing company, Afgem International Limited, which enjoyed a tax free status. The group moved its foreign operations onshore as a result of the changes in the South African Income Tax laws from a source to a residence base.

Earnings

The growth in profits during the year under review can be attributed primarily to the sale of the bulk sample as discussed above. Earnings per share is often regarded as the yardstick for comparing the performance of listed companies. Group earnings per share of 17,65 cents represents a significant increase over the 1,47 cents reported last year.

The group's earnings have been materially affected by an adjustment required in terms of Generally Accepted Accounting Practice statement AC112. This statement requires that any difference arising on the translation of a foreign integrated subsidiary's assets and liabilities into the reporting currency (in this case Rands), is taken directly to the group's income statement. This had the effect of reducing the group's net income before taxation from R 36 695 935 to R 30 113 061. This statement has compelled the group to translate its US dollar non-monetary assets at the historical Rand/dollar exchange rate ruling at the date the non-monetary asset was acquired while US dollar monetary assets and liabilities have been translated at closing rate at year end. The effect of this adjustment on the group's results is not realistic and does not represent economic reality. Had the subsidiary been treated as a foreign entity in terms of statement AC112, the group's reported earnings per share would have increased to 21,53 cents per share.

Dividends

As indicated in the prospectus issued prior to listing onto the JSE Securities Exchange South Africa, no dividends have been declared or paid in the period under review. The declaration of a dividend in the next financial year will be considered, especially if the market is buoyant and no acquisition is pending.

Change in year end

Subject to the approval of the relevant authorities, it is envisaged that the company will change its year end from the last day of February to the last day of March to coincide with calendar quarters. The next reporting period will therefore cover the thirteen months ending 31 March 2002.

Conclusion

I wish to express my gratitude and appreciation for the support provided to me by my very capable and dedicated accounting team led by Vicky Kaefer, our Financial Manager, and Margaret Shores our Group Accountant. In Tanzania, my sincerest thanks go to Wessel Marais, our logistics manager and Adrian Banks, our sort house manager, who provided valuable accounting assistance at a critical time. Their tireless efforts in the engine room have not gone unnoticed. This contribution together with the dedication and support of other personnel in the group, contributed to the group finance function meeting its reporting objectives in a year marked by significant growth and the ongoing process of improving the efficiency of the group's operations - a big thank you for your efforts.

Mervyn Shein
Group Financial Director
11 May 2001



"group is committed to **maintaining standards** of integrity, accountability and transparency"

Corporate governance

In the interests of safeguarding shareholders' interests and acting ethically, the group is committed to maintaining standards of integrity, accountability and transparency as set out in the King Report on Corporate Governance.

In keeping with our commitment to corporate governance, the directors have established mechanisms and policies appropriate to the group's business to ensure compliance with the Code of Corporate Practices and Conduct where applicable. The steps taken by the board are summarised below.

Board of directors

The board consists of two executive directors and four non-executive directors. The non-executive directors have a wide range of skills that enable them to exercise independent judgement in the board's decisions. The board meets at least quarterly. Additional board meetings are convened as and when material issues arise requiring a decision by the board. The board retains full and effective control over the group and is also responsible for monitoring the activities of executive management. All directors have access to the advice and services of the company secretary who ensures compliance with applicable procedures and legislation.

Details of the directorate as well as changes to the board are set out on page 38.

Committees of the board

The board has constituted two sub-committees: i) Remuneration committee and
ii) Audit committee.

The remuneration committee is chaired by Dean Cunningham who is assisted by Sipho Mkhize. Its specific terms of reference include direct authority for, or consideration and recommendation to, the board of matters relating to, inter alia, appointment of board members, succession planning, general staff policy, remuneration and benefits, executive directors' remuneration, share incentive schemes and group retirement funding.

The audit committee consists of two non-executive members, Dean Cunningham (Chairman) and Andre Bekker. Meetings are held at least four times per annum and are attended by the external auditors, the group financial director and by other management, board members and senior personnel as appropriate. The audit committee operates in accordance with written terms of reference confirmed by the board and provides assistance to the board with regard to reviewing the group's financial statements, interim review and final audit. It oversees compliance with internal control procedures, applicable legislation and the requirements of regulatory authorities.





"The **employment equity policy** is an integral part of the group's overall strategic business plan"

Internal control systems

The group maintains systems of internal control which are designed to provide reasonable assurance to the board of directors regarding:

- the preparation of reliable financial statements;
- the safeguarding of the group's assets;
- compliance with laws and regulations; and
- effective risk management within the group.

There are limitations in the effectiveness of any system of internal control including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect of financial statement preparation and the safeguarding of assets.

Employee participation and employment equity

The board subscribes to effective sharing of relevant information with employees, the identification and resolution of conflict and the encouragement of employee involvement on broader issues.

Various forums and development plans are in place, including an employment equity policy to ensure that equal opportunities exist, and, based on merit, the potential of all employees can be developed. The employment equity policy is an integral part of the group's overall strategic business plan, aimed at providing access, enhancing capabilities and offering promotion and self-fulfilment opportunities.



Approval of the annual financial statements

The annual financial statements for the year ended 28 February 2001, which appear on pages 36 to 51, have been approved by the directors on 11 May 2001.

The directors are responsible for the fair presentation to shareholders of the affairs of the company and of the group as set out in the annual financial statements. The directors are responsible for the overall co-ordination of the preparation and presentation and for the approval of the financial statements. Responsibility for the initial preparation of these statements had been delegated to the officers of the company and the group. The auditors are responsible for auditing and reporting on the financial statements in the course of executing their statutory duties. The financial statements have been prepared on a going concern basis, conform with applicable accounting standards and are presented applying consistent accounting policies supported by reasonable and prudent judgements and estimates. In the course of discharging this responsibility, the group maintains accounting and administrative control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with generally accepted business practices and procedures. The accounting policies of the group are set out on pages 39 to 40 of this report.

Mike Nunn
Chairman and CEO
11 May 2001

Mervyn Shein
Group Financial Director

Company secretary's confirmation

for the year ended 28 February 2001

It is confirmed that the company has lodged with the Registrar of Companies all such returns as are required to be lodged by a public company in terms of section 268G (d) of the Companies Act, 1973, as amended and that all such returns are true, correct and up to date.

JD Hill & Company
Company Secretary
11 May 2001





Report of the independent auditors

for the year ended 28 February 2001

To the members of African Gem Resources Limited

We have audited the annual financial statements of African Gem Resources Limited set out on pages 36 to 51 for the year ended 28 February 2001. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the group and the company at 28 February 2001 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act.

KPMG Inc.
Registered Accountants and Auditors
Per CAT Smit
Partner
11 May 2001



Directors' report

for the year ended 28 February 2001

The directors herewith present their annual report which forms part of the audited financial statements of the company and the group.

Nature of business

The company is principally engaged in investment holding activities. The principal activities of its subsidiaries consist of exploration, mine development, beneficiation, trading and marketing of high value coloured gemstones.

Group results

A detailed review of the group's results is provided in the financial director's review. Attributable profits comprise the aggregate profits of the company and other group entities as follows:

	2001 R	2000 R
Company	6 604 909	426 360
Subsidiaries	14 360 528	607 346
	20 965 437	1 033 706

Subsidiaries

Details of financial interests in subsidiaries are set out in Note 2 to the annual financial statements.

Share capital

The authorised and issued share capital of the company is detailed in Note 5 to the financial statements. The issued share capital of the company increased by a total of 23 904 000 ordinary shares during the year when the company raised funds from the public prior to its listing. These shares were issued at a premium of 399,9 cents per share.

There were no changes in the authorised share capital during the year under review.

Listing

The company's shares were listed in the Mining: Resources - Diamonds: "Mining Resources sector" of the JSE Securities Exchange South Africa on 8 August 2000.

Shareholdings

Details of significant shareholdings in African Gem Resources Limited are provided on page 52.

Share options

The African Gem Resources Share Option Scheme (2000) was registered during the year under review. Allocations to eligible applicants took place at a board meeting held on 7 August 2000. The initial offer to management and staff fell away as no party accepted the offer within the relevant time period. Various methods of incentivising management and staff through a share incentive scheme are currently being investigated. The aggregate number of shares which may be made available for the purposes of the scheme should not exceed 20% of the issued capital of AFGEM.

Directors' interests

The interest of directors in the issued share capital of the company at the end of the financial year and at the date of this report are as follows:

Director	Direct interest	Indirect interest
MJ Nunn	1 959 997	36 455 663
M Shein	-	3 839 692
DR Cunningham	-	1 006 787

There has been no change, other than a transfer from a direct to an indirect interest of 36 455 663 shares in the case of MJ Nunn, in the directors' interests since the end of the previous year to the date of this report.

Directors' remuneration

The aggregate remuneration and benefits paid to directors during the year under review are as follows:

	2001 R	2000 R
Executive directors: For services	2 791 943	729 360
Non-executive directors: For services	47 500	Nil
Commisions: Earned by directors of subsidiary companies	1 516 225	496 538
	4 355 668	1 225 898
Less: paid by subsidiaries	4 055 668	1 135 898
	300 000	90 000

Going concern

The directors are of the opinion that the group will be a going concern in the year ahead. Accordingly, the financial statements are prepared on a going concern basis. Funding of future operations will be provided out of existing cash flow.

Litigation statement

Except as set out below, there are no legal or arbitration proceedings which have a material effect on the financial position of the group during the twelve months preceding the date of these annual financial statements. Furthermore, the directors of your company are not aware of any pending or threatened proceedings.

Subsequent to the year end, a claim was lodged against AFGEM, its subsidiary, Merelani Mining Limited ("MML"), and others. This action was brought by three independent mining associations purportedly acting on behalf of small scale miners, mining on the blocks adjacent to Block 'C' over which MML has a valid mining licence which was issued on 10 March 2000 by the Tanzanian Ministry of Energy and Minerals. The allegations relate to, inter alia, the illegality of MML's mining licence, taxes paid, alleged misconduct of MML staff towards the small scale miners and the monopolisation of the tanzanite market. The allegations made by the associations have been denied and one of Tanzania's most reputable law firms has been appointed to represent AFGEM and MML. At present, the Tanzanian Constitutional Court is hearing detailed arguments regarding, inter alia, the court's jurisdiction to hear the case, the locus standi of the applicants and various other legal and procedural matters. MML's advocates believe that the case is a frivolous one based on hearsay and without any foundation and that it will be dismissed, by the court, with costs, on any of the grounds which are currently being deliberated upon. In addition, AFGEM is in possession of a letter dated 25 April 2001 from the Ministry of Energy and Minerals in which it is confirmed that special mining licence SML 08/92, which was issued to MML, is a valid and authentic special mining licence. In the circumstances the directors are of the opinion that the application will be rejected.

In the previous period it was reported that New Kleinfontein Gold Mining Company Limited ("NKGMC") had instituted proceedings against AFGEM in respect of remuneration that was alleged to be due for services rendered by NKGMC for AFGEM's mining operations in Tanzania. AFGEM disputed the basis of NKGMC's claim and after obtaining legal opinion, defended the action. The directors are happy to report that the dispute was favourably settled during the year under review.



Capital commitments

The group's accounting policy is to capitalise pre-production expenditure until commercial production commences. Based on the current profile of the group, anticipated expenditure in this regard will amount to R 40 million for the next financial period.

Directors and company secretary

The directors and company secretary at the date of this report are as follows:

Executive

M J Nunn - Chairman and CEO
M Shein - Group Financial Director

Non-executive

D R Cunningham
S Mkhize
A Bekker
C H Boulle (appointed on 29 June 2000)

Messrs K Naidoo and D M Cresswell resigned from the board on 29 June 2000.

In terms of the company's Articles of Association, all directors retire at the Annual General Meeting, but being eligible, offer themselves for re-election.

Group company secretary

The company secretary is J D Hill & Company

Registered office

Physical address
93 Bedford Avenue
Benoni
1501

Postal address
P.O. Box 492
Benoni
1501

"The annual financial statements and group annual financial statements have been prepared ... in accordance with South African Generally Accepted Accounting Practice"



Accounting policies

for the year ended 28 February 2001

The annual financial statements and group annual financial statements have been prepared on the historical cost basis and in accordance with South African Generally Accepted Accounting Practice and in terms of the requirements of the Companies Act .

The principal accounting policies, consistently applied, are as follows:

Basis of consolidation

The group financial statements incorporate the assets, liabilities and results of the operations of the company and all its subsidiaries. The results of subsidiaries acquired or disposed of during a financial year are included from the effective dates of acquisition or to the effective dates of disposal, as appropriate. All significant inter-company transactions have been eliminated.

Foreign operations

The foreign subsidiaries are determined to be integrated foreign operations. Transactions and resulting non-monetary items are translated at the exchange rates ruling when the transactions occurred. Income statement items are translated at the appropriate weighted average exchange rates for the period. At year end monetary items are translated at the ruling exchange rates at the balance sheet dates. Translation gains and losses are dealt with in the income statement in the year in which they arise.

Fixed assets and depreciation

Pre-production expenditure

Feasibility, development, exploration and all other costs relating to the development of the mine are capitalised until commercial production commences. Certain administration costs, incurred in the holding company, have also been capitalised to pre-production expenditure. When commercial production commences these costs will be amortised over the life of the mine on a unit of production method.

Mining assets, furniture and fittings and other equipment

Depreciation is provided on the straight line method on the cost of assets, over their estimated useful lives. No depreciation is provided on certain mining assets while the group is in a pre-production phase.

Mining licence and surface buildings

Depreciation is provided on the straight line method over the period which the licence has been granted. No depreciation is provided while the group is in a pre-production phase.

Intangible assets and depreciation

Trademarks

Trademarks are recognised at their historical cost and amortised over their useful lives.

Research and development

Research and development expenditure is capitalised and written off over the period in which related future economic benefits are recognised. These costs are recognised only to the extent that they do not exceed the amount, net of anticipated related expenses, that is probably recoverable from related future economic benefits.

Foreign currency transactions

Transactions denominated in foreign currencies are translated at the rates of exchange ruling at the transaction date. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Any foreign exchange gains or losses are dealt with in the income statement in the year in which they arise.

Inventories

Stock of rough tanzanite mined while the group is in a pre-production phase is carried at the lower of cost and net realisable value. Cost includes direct mining costs and an appropriate portion of pre-production expenditure capitalised in the ratio that current production bears to total estimated production over the life of the mine.

Materials and supplies are carried at lower of cost and net realisable value.

Finished goods inventory is carried at lower of cost and net realisable value. Cost comprises all costs of purchase, conversion and other costs incurred in bringing the inventory to its present location and condition, and an appropriate allocation of overheads.

Deferred taxation

Deferred taxation is calculated on the comprehensive basis using the balance sheet approach. Deferred tax liabilities or assets are recognised by applying expected tax rates to the temporary differences existing at each balance sheet date between the tax values of assets and liabilities and their carrying amounts. These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled.

Environmental rehabilitation

The group has recorded a provision for environmental liabilities based on management's estimate of these costs. Such estimates are subject to adjustment based on changes in laws and regulations and as additional information becomes available. Estimated future costs will be charged against earnings over the estimated remaining life of the mine.

Leased assets

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Assets held under finance leases are recognised as assets of the group at their fair value at the date of acquisition. The corresponding liability to the lessor is disclosed as a finance lease obligation. Finance costs represent the difference between the total leasing commitments and the fair value of the assets acquired. They are charged to the income statement over the term of the relevant lease and at interest rates applicable to the lease on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments. The carrying amount of cash and cash equivalents is stated at cost, which approximates fair value.

Trade receivables

Trade receivables are carried at anticipated realisable value. Estimates are made for doubtful debts based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.

Revenue

Revenue of the group includes proceeds from the realisation of tanzanite mined whilst the group is still in a development phase.



Balance sheets

at 28 February 2001

	Note	Group		Company	
		2001	2000	2001	2000
		R	R	R	R
Assets					
Fixed assets	1	51 091 195	31 878 552	746 196	47 038
Non current assets		30 375	124 533	64 486 354	22 031 072
Deferred taxation	7	30 375	124 533	-	-
Interest in subsidiaries	2			64 486 354	22 031 072
Current assets		103 211 919	11 936 075	58 105 116	1 571 833
Inventory	3	3 473 149	5 879 520	-	-
Accounts receivable	4	12 750 853	2 950 418	76 934	143 145
Cash and cash equivalents		86 987 917	3 106 137	58 028 182	1 428 688
Total assets		**154 333 489**	**43 939 160**	**123 337 666**	**23 649 943**
Equity and liabilities					
Capital and reserves					
Ordinary shareholders' interest		133 769 819	23 058 828	118 801 945	22 451 482
Outside shareholders' interest	6	3 197 419	3 079 283		
Non current liabilities		6 025 469	12 924 200	2 110 700	149 200
Deferred taxation	7	2 183 718	149 200	1 936 949	149 200
Long term liabilities	8	3 241 751	12 175 000	173 751	-
Environmental rehabilitation provision	9	600 000	600 000	-	-
Current liabilities		11 340 782	4 876 849	2 425 021	1 049 261
Accounts payable	10	4 439 969	4 508 527	1 381 523	1 015 469
Taxation		6 900 813	368 322	1 043 498	33 792
Total equity and liabilities		**154 333 489**	**43 939 160**	**123 337 666**	**23 649 943**



Income statements

for the year ended 28 February 2001

	Note	Group		Company	
		2001	2000	2001	2000
		R	R	R	R
Revenue		41 139 920	8 525 852	-	-
Cost of sales		(6 935 478)	(4 349 827)	-	-
Gross profit		34 204 442	4 176 025	-	-
Management fees received – subsidiary company				2 175 000	-
Net foreign exchange (loss)/profit	12	(646 468)	(139 034)	6 200 751	552 123
Other income		54 061	-	47 169	-
Pre-production expenditure	11	(2 603 564)	(1 114 778)	-	-
Operating expenses		(7 831 226)	(2 931 040)	(2 828 068)	(420 759)
Operating income/(loss)	12	23 177 245	(8 827)	5 594 852	131 364
Interest received on cash and cash equivalents		4 362 523	514 660	3 865 824	497 188
Pre-production expenditure capitalised		2 603 564	1 114 778	-	-
Finance costs		(30 271)	(114 633)	(24 521)	(19 200)
Net income before taxation		30 113 061	1 505 978	9 436 155	609 352
Taxation	13	(9 029 488)	(392 989)	(2 831 246)	(182 992)
Retained earnings after taxation		21 083 573	1 112 989	6 604 909	426 360
Outside shareholders' interest		(118 136)	(79 283)		
Retained earnings attributable to ordinary shareholders		**20 965 437**	**1 033 706**	**6 604 909**	**426 360**
Earnings per share (cents)	14	17,65	1,47		





Statements of changes in equity

for the year ended 28 February 2001

	Note	Ordinary share capital R	Share premium R	Retained earnings R	Total R
Company					
Balance at beginning of year		1 054	22 024 068	426 360	22 451 482
Ordinary shares issued		239	95 615 761	-	95 616 000
Share issue expenses written off		-	(5 870 446)	-	(5 870 446)
Retained earnings attributable to ordinary shareholders		-	-	6 604 909	6 604 909
Balance at end of year	**5**	**1 293**	**111 769 383**	**7 031 269**	**118 801 945**
Group					
Balance at beginning of year		1 054	22 024 068	1 033 706	23 058 828
Ordinary shares issued		239	95 615 761	-	95 616 000
Share issue expenses written off		-	(5 870 446)	-	(5 870 446)
Retained earnings attributable to ordinary shareholders		-	-	20 965 437	20 965 437
Balance at end of year	**5**	**1 293**	**111 769 383**	**21 999 143**	**133 769 819**



Cash flow statements

for the year ended 28 February 2001

	Note	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
Cash flow from operating activities					
Operating income/(loss) before changes in working capital	15.1	27 705 419	1 282 452	(533 705)	(413 127)
Changes in working capital					
Inventories		2 406 371	(5 879 520)	-	-
Accounts receivable		(9 800 435)	(2 950 418)	66 211	(143 145)
Accounts payable		(68 558)	4 055 390	366 055	1 015 469
Cash generated/ (utilised) by operations		20 242 797	(3 492 096)	(101 439)	459 197
Interest received		4 362 523	514 660	3 865 824	497 188
Finance costs		(30 271)	(114 633)	(24 521)	(19 200)
Taxation paid	15.2	(368 322)	-	(33 792)	-
Net cash inflow/ (outflow) from operating activities		**24 206 727**	**(3 092 069)**	**3 706 072**	**937 185**
Cash flow from investing activities					
Investment to expand operations					
Net additions to fixed assets	15.3	(20 477 252)	(27 826 916)	(771 352)	(54 670)
Acquisition of shares in subsidiaries				-	(923)
Loans to subsidiaries				(27 254 531)	(21 447 926)
Net cash outflows from investing activities		**(20 477 252)**	**(27 826 916)**	**(28 025 883)**	**(21 533 519)**
Cash flows from financing activities					
Long term liability (repaid)/raised	15.4	(593 249)	12 000 000	173 751	-
Proceeds from issue of shares	15.5	80 745 554	22 025 022	80 745 554	22 025 022
Net cash inflows from financing activities		**80 152 305**	**34 025 022**	**80 919 305**	**22 025 022**
Cash and cash equivalents					
Net increase for the year		83 881 780	3 106 037	56 599 494	1 428 688
At the beginning of the year		3 106 137	100	1 428 688	-
At end of year		**86 987 917**	**3 106 137**	**58 028 182**	**1 428 688**



Notes to the financial statements

for the year ended 28 February 2001

1. Fixed assets

	Depreciation rate %	Cost R 2001	Cost R 2000	Accumulated Depreciation R 2001	Accumulated Depreciation R 2000	Carrying Value R 2001	Carrying Value R 2000
Company							
Improvements to leased premises	16,7	145 350	-	(19 812)	-	125 538	-
Computer equipment	33,3	198 191	32 312	(37 105)	(7 478)	161 086	24 834
Furniture and fittings	16,7	152 778	1 233	(12 878)	(154)	139 900	1 079
Research and development costs capitalised	20,0	107 889	21 125	(5 467)	-	102 422	21 125
Office equipment - owned	16,7	31 585	-	(1 788)	-	29 797	-
Office equipment - leased	16,7	143 343	-	(1 995)	-	141 348	-
Motor vehicle - leased	20,0	46 886	-	(781)	-	46 105	-
		826 022	**54 670**	**(79 826)**	**(7 632)**	**746 196**	**47 038**
Group							
Mining assets, furniture and fittings and other equipment							
Mining equipment	25,0	2 919 805	2 631 334	(155 506)	(109 478)	2 764 299	2 521 856
Motor vehicles – owned	20,0	1 273 859	605 665	(172 338)	(3 000)	1 101 521	602 665
Motor vehicles – leased	33,3	46 887	-	(781)	-	46 106	-
Computer equipment	33,3	357 013	84 591	(80 046)	(23 507)	276 967	61 084
Office equipment - owned	16,7	95 708	20 036	(14 034)	(4 000)	81 674	16 036
Office equipment – leased	16,7	143 343	-	(1 995)	-	141 348	-
Cutting equipment	25,0	308 341	292 662	(112 739)	-	195 602	292 662
Furniture and fittings	16,7	350 717	113 633	(35 632)	(10 042)	315 085	103 591
Armoury	25,0	64 515	38 085	(7 618)	-	56 897	38 085
Earthmoving equipment	25,0	2 022 443	1 338 443	(434 385)	-	1 588 058	1 338 443
Photographic equipment	33,3	1 050	1 050	(175)	-	875	1 050
Radio equipment	25,0	205 358	59 597	(27 480)	-	177 878	59 597
Fencing and security	8,3	362 641	-	(15 121)	-	347 520	-
Surface buildings	8,3	10 685 254	9 114 886	-	-	10 685 254	9 114 886
Plant and machinery	25,0	8 642 936	7 721 973	(633 904)	(361 782)	8 009 032	7 360 191
Water tanks	25,0	27 917	27 917	(2 326)	-	25 591	27 917
Improvements to leased premises	16,7	247 163	-	(24 453)	-	222 710	-
Gemmological instruments	25,0	51 672	51 672	(24 732)	(11 814)	26 940	39 858
		27 806 622	**22 101 544**	**(1 743 265)**	**(523 623)**	**26 063 357**	**21 577 921**
Mining licence	8,3	3 000 000	3 000 000	-	-	3 000 000	3 000 000
Research and development costs capitalised	20,0	107 889	21 125	(5 467)	-	102 422	21 125
Pre-production expenditure		21 925 416	7 279 506	-	-	21 925 416	7 279 506
Total assets		**52 839 927**	**32 402 175**	**(1 748 732)**	**(523 623)**	**51 091 195**	**31 878 552**



	Group		Company	
	2001	2000	2001	2000
	R	R	R	R
Fixed asset reconciliation - Net book value				
Balance at beginning of year	31 878 552	-	47 038	-
Additions (refer Note 15.3)	20 477 252	32 402 175	771 352	54 670
Disposals	(31 600)	-	-	-
Depreciation (refer Note 12)	(1 233 009)	(523 623)	(72 194)	7 632
Balance at end of year	**51 091 195**	**31 878 552**	**746 196**	**47 038**

2. Interest in subsidiaries

		2001			2000	
		Issued share capital	Percent holding		Issued share capital	Percent holding
	R	R	%	R	R	%
African Gem Marketing (Propriety) Limited						
Shares at cost	100	100	100	100	100	100
Loan	7 129 704			4 743 236		
	7 129 804			**4 743 336**		
Merelani Mining Limited						
(incorporated in Tanzania)						
Shares at cost	288	394	75	288	326	88
Loan	57 356 394			15 396 157		
	57 356 682			**15 396 445**		
Afgem International Limited						
(incorporated in the British Virgin Islands)						
Shares at cost	635	635	100	635	635	100
Loan	(767)			1 890 656		
	(132)			**1 891 291**		
Total shares at cost	1 023			1 023		
Loans	64 485 331			22 030 049		
	64 486 354			**22 031 072**		

All the above loans are unsecured, interest free and have no fixed terms of repayment.

	Group		Company	
	2001	2000	2001	2000
	R	R	R	R

3. Inventory

At cost				
Raw materials	76 817	2 087 029	-	-
Finished goods	3 074 706	3 542 164	-	-
Consumable stores	321 626	199 139	-	-
Packaging	-	51 188	-	-
	3 473 149	**5 879 520**	-	-

4. Accounts receivable

Included in the accounts receivable are the following				
- Loans to directors	-	48 640	-	48 640

5. Share capital

Authorised				
250 000 000 (2000:250 000 000) ordinary shares of 0,001 cents each	2 500	2 500	2 500	2 500
Issued				
129 321 682 (2000:105 417 682) ordinary shares of 0,001 cents each	1 293	1 054	1 293	1 054

6. Outside shareholders' interest

Balance at beginning of year	3 079 283	-		
Share premium	-	3 000 000		
Earnings attributable to outside shareholders	118 136	79 283		
Balance at end of year	**3 197 419**	**3 079 283**		

7. Deferred taxation

Temporary differences				
- Liability: Merelani Mining Limited	246 769	-	-	-
- Liability: African Gem Resources Limited	1 936 949	149 200	1 936 949	149 200
	2 183 718	**149 200**	**1 936 949**	**149 200**
- Asset: Merelani Mining Limited	-	94 158	-	-
- Asset: African Gem Marketing (Propriety) Limited	30 375	30 375	-	-
	30 375	**124 533**	-	-

FINANCIAL REVIEW

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R

8. Long term liabilities

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
8.1 African Development Bank; Eastern and Southern African Trade and Development Bank	3 835 000	12 175 000	-	-
Less: Current portion transferred to accounts payable	(767 000)	-	-	-
	3 068 000	12 175 000	-	-

The amount is payable to the above financial institutions pursuant to an agreement of sale between the financial institutions and the company's subsidiary, Merelani Mining Limited and will be settled out of the annual gross profit, defined in the agreement, at 5% per annum for 5 years subject to a minimum payment of US$100 000 per annum. In accordance with the agreement 2 250 000 ordinary shares were issued at 400 cents per share at the time of listing to settle R9 000 000 of the outstanding liability.

The loans are guaranteed by African Gem Resources Limited. Interest at 15% per annum will only be charged on the loans should the repayment terms not be met. The loans are unsecured.

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
8.2 Instalment sale agreements	217 189	-	217 189	-
Less: Current portion transferred to accounts payable	(43 438)	-	(43 438)	-
	173 751	-	173 751	-

Instalment sale agreement liabilities are secured over certain fixed assets with a book value of R187 454, bear interest at varying rates and are repayable over a period of five years.

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
	3 241 751	12 175 000	173 751	-

9. Environmental rehabilitation provision

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
Estimated liability on closure	1 000 000	1 000 000	-	-
Provision to date	600 000	600 000	-	-

An environmental impact assessment was conducted during the year and a management plan based on findings was generated. The resultant plan had not been costed at the date of this report.

10. Accounts payable

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
Included in accounts payable are the following				
- loans from directors	-	275 144	-	-

11. Pre-production expenditure

	Group 2001 R	Group 2000 R	Company 2001 R	Company 2000 R
Head office expenses capitalised	116 206	194 088	-	-
Advertising and promotions	-	50 000	-	-
Audit fee (refer Note 12)	239 237	220 498	-	-
General expenses	162 252	121 236	-	-
Consulting and professional fees	1 092 500	180 000	-	-
Directors' remuneration	392 761	163 955	-	-
Entertainment and travel	600 608	185 001	-	-
Staff costs	2 603 564	1 114 778	-	-

	Group		Company	
	2001 R	2000 R	2001 R	2000 R

12. Operating income

Operating income is arrived at after taking into account -				
Auditors' remuneration	688 429	333 104	502 475	305 775
- fees	234 120	383 104	135 616	305 777
- under provision prior year	401 909	-	366 859	-
- expenses	52 400	-	-	-
Less: capitalised to pre-production expenditure (refer Note 11)	-	(50 000)	-	-
Depreciation	1 233 009	100 487	72 194	7 632
Depreciation of fixed assets	1 233 009	523 623	72 194	7 632
Less: capitalised to pre-production expenditure (refer Note 1)	-	(423 136)	-	-
Net foreign exchange (loss)/profit	(646 468)	(139 034)	6 200 751	552 123
Profit on foreign exchange - unrealised	7 348 771	552 123	7 348 771	552 123
Profit on foreign exchange - realised	13 533	-	-	-
Loss on foreign exchange - unrealised	(1 425 898)	(63 020)	(1 148 020)	-
Loss on translation of foreign subsidiary	(6 582 874)	(628 137)	-	-
Directors' emoluments	300 000	90 000	300 000	90 000
Executive services	2 791 943	729 360	252 500	90 000
Commissions: Earned by directors of subsidiary companies	1 516 225	496 538	-	-
	4 308 168	1 225 898	252 500	90 000
Less: paid by subsidiaries	(4 055 668)	(1 135 898)	-	-
	252 500	90 000	252 500	90 000
Non-executive services	47 500	-	47 500	-
Loss on disposal of fixed assets	31 600	-	-	-

13. Taxation

Normal taxation				
- current	6 900 813	368 322	1 043 498	33 792
- deferred tax liability	2 128 675	149 200	1 787 748	149 200
- deferred tax asset	-	(124 533)	-	-
	9 029 488	**392 989**	**2 831 246**	**182 992**
Reconciliation of tax rate				
Current year's charge as a percentage of net income before taxation	29,99	26,10	30,00	30,03
Income not subject to taxation	0,02	3,93	-	-
Disallowed expenditure	(0,01)	(0,03)	-	(0,03)
Standard tax rate	**30,00**	**30,00**	**30,00**	**30,00**

14. Earnings per share

Earnings per share is based on earnings attributable to ordinary shareholders of R20 965 437 (2000: R 1 033 706) and a weighted average of 118 777 726 (2000: 70 473 827) shares in issue during the year. No adjustments need to be made to calculate headline earnings per share.

15. Notes to the cash flow statements

15.1 Operating income/(loss) before working capital changes

Operating income/ (loss) per income statement	23 177 245	(8 827)	5 594 852	131 364
Adjustments for -				
Net foreign exchange profit - unrealised	(5 922 873)	(552 123)	(6 200 751)	(552 123)
Loss on disposal of fixed assets	31 600	-	-	-
Pre-production expenditure capitalised (refer Note 10)	2 603 564	1 114 778	-	-
Depreciation (refer Note 1)	1 233 009	100 487	72 194	7 632
Net loss on translation of foreign subsidiaries	6 582 874	628 137		
	27 705 419	**1 282 452**	**(533 705)**	**(413 127)**

FINANCIAL REVIEW

	Group		Company	
	2001	2000	2001	2000
	R	R	R	R

15.2 Taxation paid

Amount outstanding at beginning of year	368 322	-	33 792	-
Income statement charge (refer Note 13)	6 900 813	368 322	1 043 498	33 792
Amount outstanding at the end of the year	(6 900 813)	(368 322)	(1 043 498)	(33 792)
Amount paid during the year	**(368 322)**	-	**(33 792)**	-

15.3 Cost of assets acquired (refer Note 1)	20 477 252	32 402 175	771 352	54 670
Adjusted for non cash items				
Mining licence acquired for shares	-	(3 000 000)	-	-
Environmental rehabilitation provision on acquisition	-	(600 000)	-	-
Depreciation capitalised	-	(423 136)	-	-
Unrealised foreign exchange profit	-	(552 123)	-	-
	20 477 252	**27 826 916**	**771 352**	**54 670**

15.4 Long term liabilities (repaid)/raised

Balance at beginning of year	12 175 000	-	-	-
Shares issued to settle loan	(9 000 000)	-	-	-
	3 175 000	-	-	-
Unrealised translation difference	660 000	175 000	-	-
	3 835 000	175 000	-	-
Balance at end of year	3 241 751	12 175 000	173 751	-
Amount (repaid)/raised	**(593 249)**	**12 000 000**	**173 751**	-

15.5 Proceeds from issue of shares

Ordinary shares issued	95 616 000	22 051 355	95 616 000	22 051 355
Share issue expenses written off	(5 870 446)	(26 333)	(5 870 446)	(26 333)
	89 745 554	22 025 022	89 745 554	22 025 022
Less: Shares issued in terms of the redemption of the loan payable (refer Note 8.1)	(9 000 000)	-	(9 000 000)	-
	80 745 554	**22 025 022**	**80 745 554**	**22 025 022**

16. Related parties

The following related party transactions occurred during the year

Sales:		
- Merelani Mining Limited to African Gem Marketing (Propriety) Limited	8 110 278	-
- Merelani Mining Limited to Afgem International Limited	-	1 104 619
- Afgem International Limited to African Gem Marketing (Propriety) Limited	-	849 695
- African Gem Marketing (Propriety) Limited to Afgem International Limited	-	532 273
Management fee:		
- African Gem Marketing (Proprietary) Limited to African Gem Resources Limited	2 175 000	-
- Afgem International Limited to Merelani Mining Limited	-	447 420

The above transactions were made on commercial terms and conditions and at market rates.

17. Risk management activities

In the normal course of its operations, the group is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the group has developed a comprehensive risk management process to facilitate control and monitoring of these risks. General corporate hedging unrelated to any specific project is not undertaken. The group also does not issue or acquire derivative instruments for trading purposes.

17.1 Concentration of credit risk

The group's financial instruments do not represent a concentration of credit risk as the group deals with a number of major banks. Debtors are regularly monitored and assessed and where necessary an adequate level of provision is maintained.

17.2 Foreign currency and commodity price risk

In the normal course of business the group primarily enters into transactions for the sale of its gemstones, denominated in US dollars. In addition, the group has investment and liabilities in a number of different currencies. As a result, the group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates.

The group does not currently hedge its exposure for foreign currency exchange rates.

17.3 Interest rate and liquidity risk

The group is not exposed to significant interest rate risks as interest bearing borrowings and investments are mainly of a short to medium term nature.

Liquidity risk is actively managed through cash flow projections. At present no liquidity risk is foreseen.

17.4 Fair value of financial instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The fair values of the group's and company's financial assets and liabilities at 28 February 2001 are as disclosed in the balance sheets.



AFGEM shareholders

for the year ended 28 February 2001

Analysis of shareholders

Shareholders with 4% or more in the share capital of the company

	No. of shares	% of Total
Michael Nunn Family Trust	36 436 923	28.18
Industrial Development Corporation of SA Limited	29 451 851	22.77
Standard Bank Nominees TVL (Pty) Limited	15 717 800	12.15
Other (less than 4% each)	47 715 108	36.90
	129 321 682	**100.00**

Beneficial Holder of 5% or more of share capital held through nominees

	No. of shares	% of total	Name of nominee
RMB Asset Management	6 875 000	5.32	Standard Bank Nominees TVL (Pty) Ltd

Shareholder spread

Size of holding	**No. of shareholders**	**% of total**	**No. of shares**	**% of total**
1 – 1000	102	44.90	42 928	0.03
1001 – 10 000	53	23.30	208 693	0.16
10 001 – 100 000	34	15.00	1 147 155	0.89
100 001 – 1 000 000	21	9.30	11 497 551	8.89
1 000 001 +	17	7.50	116 425 355	90.03
	227	**100.00**	**129 321 682**	**100.00**

Analysis of public and non public shareholders	No. of shares	% of total
Public shareholders	56 507 682	43.70
Non-public shareholders	72 814 000	56.30
	129 321 682	**100.00**

Directors' interests	**2001**	**2000**
Held directly	1 959 997	38 396 922
Held through trusts and related investment companies	41 302 152	4 865 227
	43 262 149	**43 262 149**

Stock exchange performance

for the year ended 28 February 2001

Relevant performance

Market price per share :	
- Year end	R 2.00
- Highest	R 4.00
- Lowest	R 1.50
- Average	R 2.38
Market capitalisation	R 258 643 264
Number of shares traded	4 066 300
Number of shares traded as a % of weighted average number of shares	3.4%
Value of shares traded	R 9 685 753
Price earnings ratio (Earnings per share)	11.33
Earnings yield (Earnings per share)	8.83%

Stock exchange listing

African Gem Resources Limited is listed under the abbreviated name AFGEM in the Diamonds:"Mining Resources sector" of the JSE Securities Exchange South Africa (code: AFG)

Definitions

Gross margin - Gross profit as a percentage of Revenue
Profit margin - Income attributable to ordinary shareholders as a percentage of Revenue
Net asset turn - Revenue divided by average net assets
Current ratio - Current assets divided by current liabilities
Net asset value per share - Interest of ordinary shareholders divided by the weighted average number of shares in issue
Net assets - Total assets less non-interest bearing liabilities, payables and provisions
Total assets - Fixed assets, non-current assets and current assets
Return on net assets and total assets - Profit before interest paid and taxation (but including income from investments) expressed as a percentage of average net or average total assets
Return on ordinary shareholders' funds - Net profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' funds
Effective rate of taxation - Taxation expressed as a percentage of profit before taxation
Total liabilities - Current liabilities and long-term liabilities. Deferred taxation is excluded
Total borrowings - Total liabilities less non-interest bearing liabilities, payables and provisions

Directorate

AFRICAN GEM RESOURCES LIMITED

Executive Directors



Mike Nunn
Chairman, CEO and Founder

Mike has been involved in the coloured gemstone industry for ten years, during which time he has gained experience in mining operations and management, beneficiation, grading and marketing of most high value coloured gemstones. A dedicated entrepreneur, Mike is highly regarded within South African business and the international gemstone industry. At AFGEM, Mike has cultivated a 'raise the bar' attitude, inspiring the AFGEM team to strive for excellence and for the achievement of the company's greater vision of becoming the world's leading coloured gemstone group.



Mervyn Shein *B.Com CA (SA)*
Group Financial Director

A chartered accountant with 20 years' experience, Mervyn joined AFGEM four years ago. Mervyn was integrally involved in the initial raising of private equity capital and the bidding and purchase of the Mining Licence for the Merelani Tanzanite Project. He took the group through its first audit in February 2000 and assisted HSBC with the financial model required for SRK's Competent Person's Report. Mervyn has built a team both in South Africa and in Tanzania that are responsible for the financial management and information flow of the group.

Non Executive Directors



Dean Cunningham *BSc (Hons) (Mining Eng.)*
Commercial Director

Dean has spent 12 years in all aspects of the mining industry nine of which he spent as a mining analyst. Dean was a director of Investec Securities, prior to establishing his own mining corporate advisory company: Micofin. Dean is a non executive director of both AFGEM and The Afrikander Lease Limited. He is chairman of AFGEM's remuneration committee and audit committee and plays a significant role in the company's strategic development.



Sipho Mkhize *Pr.Eng BSc (Hons) (Mech Eng) MDP*
Non Executive Director

Sipho is a professional mechanical engineer with 12 years' experience in the chemical and heavy manufacturing industries. He is the Small Business Unit head of mining and minerals for the IDC, responsible for the identification and development of mining projects. Sipho is a board member of Aluminium Management Company of Mozambique and Mossgas.



Andre Bekker *BSc (Hons) Geology MDP*
Non Executive Director

Andre has seven years' experience as a practising geologist with Rand Mines Ltd and Anglo American plc, accumulating a wealth of knowledge on coal and gold mining. He has been with the IDC for the past eight years, where he has dealt with all aspects of mining finance. Andre joins Dean on AFGEM's audit committee.



Chris Boulle *B.Com LLB LLM*
Legal Director

Chris is a partner at HR Levin Attorneys, Notaries and Conveyancers. He specialises in corporate, commercial and local and international tax law. Chris has extensive experience providing legal counsel on numerous acquisitions, mergers and listings. He has a Masters degree in Tax Law from the University of the Witwatersrand.








Management

AFGEM - SOUTH AFRICA

Marilyn Chaimowitz	Local Sales & Marketing
Candice Nunn	International Sales & Exports
Vicky Kaefer	Accounts & Finance
Joanne Herbstein	Corporate Communications, Investor Relations & Human Resources
Rob Burton	Cutting & Polishing
Lukas Richter	Information Technology

"Fostering a co-operative spirit and creating a strong sense of accountability and passion"



Directorate

AFGEM - TANZANIA

Directors

Ami Mpungwe *BA (Hons) (Int. Relations & Political Sci.) Dip.Int.Law*

Non Executive Chairman



Ami recently retired as Tanzanian Ambassador to South Africa after spending 25 years in the diplomatic service. He is chairman of South African Airways (Africa Region) and Vertex Financial Services and holds directorships with numerous companies, including the National Bank of Commerce (Tanzania) and LTA Construction (Tanzania). Ami was recently awarded the highest honour that South Africa is able to confer on a foreign citizen by President Mbeki: The Order of Good Hope. Ami is integrally involved in developing AFGEM's government and community relations, as well as actively leading the company's development within Tanzania.

Sadock Magai *LL.B (Hons) PD (Finance)*

Non Executive Director



Sadock received his LL.B from the University of Dar es Salaam and his post-graduate in finance from Strathclyde University. Sadock worked for one year as state attorney, before joining the Bank of Tanzania as legal counsel in 1990. During his seven years with the Bank, Sadock was instrumental in reshaping the Bank of Tanzania Act and providing the groundwork for the regulations for the Capital Markets and Securities Authority, as well as the Dar es Salaam Stock Exchange. He joined the law firm of Ishengoma, Masha, Mujulizi & Magai (Advocates) in 1998. Sadock provides both financial and legal counsel to AFGEM.

Lau Masha *LL.B (Hons) LL.M*

Non Executive Director



Lau obtained his LL.B at the University of Dar es Salaam and his LL.M at the Georgetown University Law Centre. He worked at the Attorney General's Chambers for one year, after which he worked as an associate at two of the leading law firms in Tanzania. Lau joined Tanzania Oxygen in 1996 as Company Secretary and Legal Services Manager. After taking the company through its listing on the Dar es Salaam Stock Exchange, Lau joined the firm of Ishengoma, Masha, Mujulizi & Magai (Advocates) on a full time basis. Lau offers AFGEM legal counsel on all matters.

Mike Nunn and Mervyn Shein are executive directors.














Management

AFGEM - TANZANIA

Joe Kimble	General Manager
Glen Shaw	Plant & Processing
Ivan Zelubowski	Mine Development & Mining Operations
Ernest Mtwale	Construction & Civils
Wessel Marais	Logistics & Human Resources
Faustus Rutahindurwa	Exploration & Geology
Adrian Banks	Sorting & Grading
Gordon McCormack	Underground Operations
Didas Kessey	Safety & Security
Neels van der Westhuizen	Safety & Security

"The continuous development of exceptional individuals"



Notice to members of
African Gem Resources Limited

Notice is hereby given that the Second Annual General Meeting of members of the above company will be held in the Boardroom at the Industrial Development Corporation, 19 Fredman Drive, Sandown on Monday 25 June 2001 at 09h00 for the following purposes:-

Ordinary business

1. To receive, consider and approve the audited annual financial statements for the year ended 28 February 2001, including the Directors' Report and the report of the Auditors thereon.

2. To re-elect directors in accordance with the company's Articles of Association. The following directors (who all retire in terms of the company's Articles of Association) make themselves available for re-election:-

   M J Nunn
   M Shein
   D R Cunningham
   S Mkhize
   A Bekker
   C H Boulle

3. To re-appoint KPMG as the auditors for the forthcoming year and to confirm their remuneration for the year ended 28 February 2001.

4. To confirm the remuneration of the directors as reflected in the annual financial statements.

5. To place the unissued ordinary shares under the control of the directors who shall be authorised to allot and issue these shares on such terms and conditions and at such times as they deem fit, subject to the provisions of Section 222 of the Companies Act, 1973 (Act 61 of 1973), as amended and to the requirements of the JSE Securities Exchange South Africa.

6. *To consider and, if deemed fit, to pass, with or without modification, the following special resolution:*

Special Resolution Number One

"Resolved that the company hereby approves, as a general approval contemplated in sections 85(2) and 85(3) of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Act"), the acquisition from time to time of the issued shares of the company or issued shares from time to time of its holding company, upon such terms and conditions and in such amounts as the directors of the company may from time to time decide, but subject to the provisions of the Act and the Listing Requirements ("the Listings Requirements") from time to time of the JSE Securities Exchange South Africa ("JSE"). which general approval shall lapse unless it is renewed at the aforementioned Annual General Meeting, provided that it shall not extend beyond 15 months of the date of registration of this special resolution number 1, it being recorded that the Listing Requirements currently require, inter alia, that the company may make a general repurchase of securities only if :

i the repurchase of securities is implemented on the JSE "open market";

ii the company is authorised thereto by its articles;

iii the company is authorised by shareholders in terms of a special resolution of the company, in general meeting, which authority shall only be valid until the next Annual General Meeting, provided it shall not extend beyond 15 months from the date of resolution;

iv the general repurchase is limited to a maximum of 20% of the company's issued share capital of that class in any one financial year;

v repurchases must not be made at a price more than 10% above the weighted average of the market value for the securities for the five business days immediately preceding the date upon which the repurchase was agreed; and

vi a paid press announcement containing full details of such acquisition will be published as soon as the company has acquired *shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the acquisition and for each 3% in* aggregate of the initial number of that class acquired thereafter."

General authority to permit the company to acquire its own shares

As at the date of this notice, the board of directors of the company ("the board") has no definite intention of effecting a buy back or a buy in. it is, however, proposed, and the board believes it to be in the best interests of the company, that the company's ordinary shareholders pass a special resolution granting the company and/or a subsidiary of the company a general authority to acquire shares in the company by means of a buy back or a buy in, as the case may be. Such general authority will provide the directors with flexibility, subject to the requirements of the Act and the JSE, to effect a buy back or a buy in should it be in the interest of the company to do so at any time while the general authority subsists. The general authority will be subject to the Listing Requirements of the JSE specified in special resolution number one above.

The board has agreed that the general authority will be utilised in accordance with the Act and the applicable provisions of the Listing Requirements of the JSE so that after the acquisition of such shares;

i the company will be able to pay its debts as they become due in the ordinary course of the business;

ii the consolidated assets of the company, fairly valued in accordance with Generally Accepted Accounting Practice, will exceed the consolidated liabilities of the company.

iii the issued share capital of the company will be adequate for the purpose of the business of the company, and of its subsidiaries for the foreseeable future; and

iv the working capital available to the company and its subsidiaries will be sufficient for the group's requirements for the foreseeable future.

A copy of the company's latest annual financial statements and a profit forecast for the next twelve months must be made available to the Listings Committee of the JSE ("the listing committee") at the time of the buy back or buy in, as the case may be. Where more than nine months have elapsed since the end of the financial year to which the last published annual financial statements relate, an interim report reviewed by the auditors, as well as a forecast for the next twelve months, must be made available to the listings committee.

By order of the board
J D Hill & Company

Note: A member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote and speak in his stead. Such proxy (or proxies) need not be a member. Proxy forms should be deposited at the registered office of the meeting not less than forty eight hours before the time for the holding of the meeting.

Administration

Company registration

African Gem Resources Limited
Reg No. 1998/007292/06

Company secretary & registered office

JD Hill & Company
93 Bedford Avenue
Benoni
1501
Tel: (+27 11) 421 7146
Fax: (+27 11) 422 1442

Sponsors

HSBC Investment Services (Africa) (Pty) Limited

Corporate advisors

Micofin Holdings (Pty) Limited

Attorneys

HR Levin Attorneys, Notaries & Conveyancers

Auditors

KPMG Inc. Chartered Accountants (SA)

Bankers

Nedcor Bank Limited
ABSA Bank Limited

Transfer secretaries

Computershare Services Limited
41 Fox Street
Johannesburg
2001
Tel: (+27 11) 370 7700
Fax: (+27 11) 836 0792

Shareholders are requested to notify any changes of address to:

The Transfer Secretaries
Computershare Services Limited
PO Box 61051
Marshalltown
2107

Additional corporate information

Joanne Herbstein
AFGEM
Investor relations & corporate communications
Tel: (+27 11) 334 3999
Fax: (+27 11) 334 1526
joanne@africangem.com
Alternatively, at the Company's website:
www.africangem.com

Design & Layout: Ideaworx (Pty) Ltd
Photography: Neil Weiderman

Cover photographs and Masai photographs on pages 18 and 23 are courtesy of De Kat magazine, who will publish a full story on tanzanite and Tanzania in their June 2001 edition. Additional photographs are courtesy of Charles Grieg Jewellers and Proton Diamonds.